FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.

1.	BLACKBERRY ANNOUNCES PROPOSED COMMON SHARE PURCHASE PROGRAM	2.

Document 1

NEWS RELEASE

May 21, 2015
FOR IMMEDIATE RELEASE

BLACKBERRY ANNOUNCES PROPOSED COMMON SHARE PURCHASE PROGRAM

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that its Board of Directors has authorized a share repurchase program to purchase for cancellation up to 12 million BlackBerry common shares, or approximately 2.6% of the outstanding public float. BlackBerry can purchase the common shares over the Nasdaq Stock Market or, subject to regulatory approval, on the Toronto Stock Exchange (the “TSX”) or other markets. In the past 12 months, BlackBerry has not repurchased any of its outstanding securities.

At its annual meeting of shareholders on June 23, 2015, BlackBerry will present for approval a new employee share purchase plan and a proposed increase in the number of shares available under BlackBerry’s equity incentive plan. If these proposals are approved by shareholders at the meeting, BlackBerry will file a notice of intention to commence a normal course issuer bid with the TSX. The share repurchase program would remain in place for up to 12 months from acceptance of the notice of intention by the TSX, or such earlier time as the purchases are completed or the program is terminated by BlackBerry. If the proposals are not approved by shareholders, BlackBerry does not expect that it will proceed with the share repurchase program.

“The purpose of this repurchase program will be to offset dilution that may result from our proposed employee share purchase plan and from proposed amendments to our equity incentive plan,” said BlackBerry Executive Chairman and CEO, John Chen. “We intend to take advantage of our strong cash position to purchase our shares when the market price does not reflect what we view to be the underlying value and future prospects of our business, without adversely affecting our strategic initiatives,” added Mr. Chen.

The price that BlackBerry will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and the TSX’s normal course issuer bid rules, which contain restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of BlackBerry’s shares on the applicable exchange. In addition, BlackBerry may enter into forward purchase or swap contracts in connection with common shares which may be settled by physical settlement, cash settlement or a combination thereof. The forward price will be based on market price, dividend yield and market interest rates.

The actual number of shares to be purchased and the timing and pricing of any purchases under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources. There is no assurance that any shares will be purchased under the share repurchase program and BlackBerry may elect to modify, suspend or discontinue the program at any time without prior notice.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Contacts:

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 22, 2015	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller